UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Perry Ellis International, Inc.

(Exact name of the registrant as specified in its charter)

Florida	0-21764	59-1162998
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

3000 N.W. 107 Avenue, Miami, Florida	33172
(Address of principal executive offices)	(Zip code)

Cory Shade                                             (305) 592-2830

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”), which Rule was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements relating to “conflict minerals” arising under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2013, Perry Ellis International, Inc. (the “Company”) evaluated and determined that certain products we manufacture or contract to manufacture contain tin, tungsten or tantalum, which are derivatives of cassiterite, columbite-tantalite, or wolframite, and/or gold (collectively, “3TG”).

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.02 hereto and is posted in the “Investor Relations” section, under “Governance,” of the Company’s website at www.pery.com. References to any website in this Form SD are for informational purposes only and the content of any such websites are not incorporated by reference into this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PERRY ELLIS INTERNATIONAL, INC.

Date: May 30, 2014	By:	/s/ Cory Shade
Cory Shade, SVP, General Counsel and Assistant
Secretary